SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
[FEE REQUIRED]

For the Fiscal Year Ended **December 31, 2004**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
[NO FEE REQUIRED]

Commission File No. 1-10662

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

XTO ENERGY INC. EMPLOYEES' 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XTO ENERGY INC.
810 Houston Street
Fort Worth, Texas 76102

XTO ENERGY INC. EMPLOYEES' 401(k) PLAN

FORM 11-K FOR THE YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

The Plan Administrator
XTO Energy Inc. Employees' 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the XTO Energy Inc. Employees' 401(k) Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the XTO Energy Inc. Employees' 401(k) Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

KPMG LLP

Dallas, Texas
May 23, 2005

XTO ENERGY INC. EMPLOYEES' 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2004 AND 2003

	December 31	
	2004	2003
ASSETS		
Interest and dividends receivable	$ 272,027	$ 74,329
Investments at fair value	210,237,447	142,167,084
Participant loans at fair value	2,560,333	1,942,185
Contributions receivable	-	322,544
NET ASSETS AVAILABLE FOR BENEFITS	$ 213,069,807	$ 144,506,142

See Accompanying Notes to Financial Statements.

XTO ENERGY INC. EMPLOYEES' 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
ADDITIONS			
Additions to net assets attributed to:			
Employee contributions	$ 9,737,638	$ 6,314,494	$ 5,341,492
Employer contributions	6,752,833	5,239,822	4,477,779
Interest, dividend and other income	1,746,264	1,602,096	824,803
Net appreciation in fair value of investments	60,078,955	40,406,223	13,346,300
Total Additions	78,315,690	53,562,635	23,990,374
DEDUCTIONS			
Deductions from net assets attributed to:			
Terminations and withdrawals	9,730,370	3,385,169	2,868,963
Loan fees and other	21,655	16,397	12,307
Total Deductions	9,752,025	3,401,566	2,881,270
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	68,563,665	50,161,069	21,109,104
NET ASSETS AVAILABLE FOR BENEFITS:			
Beginning of year	144,506,142	94,345,073	73,235,969
End of year	$ 213,069,807	$ 144,506,142	$ 94,345,073

See Accompanying Notes to Financial Statements.

XTO ENERGY INC. EMPLOYEES' 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

General - The XTO Energy Inc. Employees' 401(k) Plan is a defined contribution, single employer pension plan of XTO Energy Inc. and its subsidiaries ("the Company") and was established on January 1, 1989. A new prototype plan was adopted in September 2003. The Plan is qualified under Section 401(k) of the Internal Revenue Code ("IRC"), as amended, and is subject to the provisions of the Employee Retirement Income Security Act. The Company is the Plan Administrator and Prudential Investments is the recordkeeper and Trustee of the Plan.

Participation - All employees age 21 or older are eligible to participate after one hour of service with the Company.

Contributions - As of February 2002, the Plan was amended to allow participants to contribute up to 90% of their total compensation in each calendar year. Prior to that date, participants could contribute up to 15% of their total compensation in each calendar year. The Company matches 100% of each employee's contribution up to a maximum of 10% of the employee's total compensation in each calendar year. Employee and employer contributions are subject to certain annual dollar maximums as imposed by the IRC. The first 2% of the Company's matching contribution must be invested in the XTO Energy Inc. Common Stock Fund. The Plan was amended in February 2002 to provide that any participant who is age 50 or older can reallocate the 2% Company matching contribution made to the XTO Energy Inc. Common Stock Fund into any of the Plan's investment options. Further amendments adopted in February 2002 allow participants over age 49 to make catch-up contributions as allowed by law. The Company will not match these contributions.

Participant Accounts - Each participant has 1) an employee account which is credited with employee contributions and earnings thereon and 2) an employer account which is credited with employer contributions, allocation of any forfeitures, and earnings thereon. Each participant's employee and employer accounts are directly credited daily with investment income earned on the account.

Vesting - Employee account balances are fully vested at all times. As of February 2002, employer account balances vest upon completion of three years of service. Prior to February 2002, employer account balances vested upon the earlier of contributing to the Plan for three consecutive years or the completion of five years of service. A year of service is credited to participants who have at least 1,000 hours of service during a plan year, which is a calendar year. The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their employer account balances, and the employee and employer account balances will be distributed to participants.

Terminations and Withdrawals - Upon termination of employment, distributions are made generally in the form of a lump-sum payment to the participant (or beneficiary in the event of death) or rolled into a qualified plan or individual retirement account as elected by the participant. Participants are allowed to withdraw employee account balances prior to termination of their employment under certain conditions as specified in the Plan. Such withdrawals are subject to federal taxation and an early withdrawal penalty.

Loans - Participants may apply for loans from their vested balances in the Plan. Loan applications are subject to approval by the 401(k) Plan Committee on a nondiscriminatory basis. Loan amounts are limited to 50% of the participant's vested balance, up to a maximum of $50,000, with a minimum of $1,000. Loans have terms from one to five years and bear interest at rates determined by the Committee. These rates currently are 1% above the prime rate at the beginning of the quarter in which the loan originates. Upon payment, interest is credited to the participant's account. Interest rates on outstanding loans at December 31, 2004 and 2003 range from 5% to 10.5%.

Forfeitures - Upon termination of employment, nonvested employer account balances become eligible for reallocation to the remaining participant accounts. After the earlier of distribution of the terminated participant's vested account balances or the fifth anniversary of his termination, forfeitures are allocated to remaining participants' employer account balances as of December 31 of each year. This allocation is based on proportionate employer contributions during the year and is subject to maximum annual contributions imposed by the IRC. Allocated forfeitures do not reduce the Company's matching contribution. Forfeitures totaled $173,196 in 2004, $111,150 in 2003 and $184,429 in 2002.

Investment Funds - Participants have the option to invest contributions and account balances in the following funds:

- *MoneyMart Assets Fund* - Managed by Prudential Investments, this fund invests in money market instruments maturing in thirteen months or less, including U.S. Government and agency obligations, commercial paper, asset-backed securities and other obligations of foreign governments. The annual interest rate was 0.5% at December 31, 2004 and December 31, 2003.

- *Stable Value Fund* - Managed by Wells Fargo Bank, this fund invests in obligations issued by highly rated financial institutions, corporations and the U.S. Government, including guaranteed investment contracts ("GICs"), bank investment contracts, GIC alternatives, corporate bonds, U.S. Treasury securities, mortgage related securities and asset-backed securities. Fund earnings are credited daily. The average annualized yield of the Stable Value Fund was 3.7% for 2004 and 4.1% for 2003.

- *American Funds American Balanced Fund* - Managed by Capital Research and Management, this fund invests in a diversity of equity and debt securities and cash instruments, generally with at least 50% of its portfolio in stock, at least 25% in bonds, and up to 10% in foreign securities.

- *Jennison 20/20 Focus Fund* - Managed by Prudential Investments, this fund generally invests at least 80% of its portfolio in up to 40 equity securities of U.S. companies, with strong capital appreciation potential. It may invest in common stocks, nonconvertible preferred stocks and convertible securities.

- *American Funds EuroPacific Growth Fund* - Managed by Capital Research and Management, this fund generally invests at least 80% of its portfolio in equity securities of companies in Europe or the Pacific Basin, and may also hold cash or money market instruments.

- *XTO Energy Inc. Common Stock Fund* - Invests in common stock of the Company traded on the New York Stock Exchange and cash equivalents. The XTO Energy Inc. Common Stock Fund is managed by Prudential Investments, with UBS serving as advisor.

- *Cross Timbers Royalty Trust Units Fund* - Invests in Cross Timbers Royalty Trust units of beneficial interest traded on the New York Stock Exchange and cash equivalents. The Cross Timbers Royalty Trust Units Fund is managed by Prudential Investments, with UBS serving as advisor.

- *Hugoton Royalty Trust Units Fund* - Invests in Hugoton Royalty Trust units of beneficial interest traded on the New York Stock Exchange and cash equivalents. The Hugoton Royalty Trust Units Fund is managed by Prudential Investments, with UBS serving as advisor.

Any uninvested cash balances in each of the above funds are invested in money market funds, the annual interest rate for which was 0.5% at December 31, 2004 and December 31, 2003.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States and the requirements of ERISA. The financial statements of the Plan are presented in accordance with Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters."

In preparing the accompanying financial statements, the Company has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosure of contingencies. Actual results could differ from these estimates and assumptions. The following are the Plan's significant accounting policies:

- All investments are stated at fair value as determined by quoted market prices at December 31.

- Investment transactions are recorded as of the trade date.

- Appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses. Realized gains and losses are determined based on the weighted average cost of investments sold.

- Brokerage commissions on purchases and sales of investments are paid by the Plan and are recorded in the cost of investment or sale. All Plan administrative expenses, including recordkeeper compensation, are paid by the Company and are not reimbursed by the Plan. Plan administration expenses totaled $207,738 in 2004, $186,770 in 2003 and $143,504 in 2002.

- Terminations and withdrawals are recorded upon payment to the participant. Benefits payable are not reflected in the statements of net assets available for benefits. There were no benefits payable at December 31, 2004 or 2003.

3. INVESTMENTS

The Plan provides for investments in various securities which, in general, are exposed to risks, such as interest rate, credit and overall market volatility risks. It is reasonably possible that the values of these securities will fluctuate in the near term by amounts that are material in relation to net assets available for benefits.

Investments that represent 5% or more of the Plan's net assets are as follows:

	December 31, 2004		December 31, 2003	
	Number of Units/Shares	Fair Value	Number of Units/Shares	Fair Value
XTO Energy Inc. Common Stock Fund *(a) (b)*	5,485,597	$ 145,560,322	5,399,480	$ 91,683,167
Jennison 20/20 Focus Fund	1,441,925	$ 17,966,386	1,295,866	$ 13,878,724
American Funds American Balanced Fund	1,109,350	$ 19,968,305	884,604	$ 15,294,800

(a) For information regarding nonparticipant-directed investments, see Note 4.

(b) Number of shares has been adjusted for a four-for-three stock split effected March 15, 2005 and a five-for-four stock split effected March 17, 2004.

The Plan's investments appreciated (depreciated) in fair value as follows:

	Year Ended December 31		
	2004	2003	2002
XTO Energy common stock	$ 52,744,425	$ 31,489,536	$ 16,983,426
Royalty trust units of beneficial interest	2,578,157	2,255,731	290,978
Mutual funds and collective trust funds	4,756,373	6,660,956	(3,928,104)
Total net appreciation in fair value	$ 60,078,955	$ 40,406,223	$ 13,346,300

4. NONPARTICIPANT-DIRECTED INVESTMENTS

The following are nonparticipant-directed assets included in the statements of net assets available for benefits at December 31, 2004 and 2003. Nonparticipant-directed assets result from the first 2% of the Company's matching contribution which is invested in the XTO Energy Inc. Common Stock Fund (Note 1).

	December 31, 2004		December 31, 2003	
	Number of Shares	Fair Value	Number of Shares	Fair Value
Investments -				
XTO Energy common stock *(a)*	453,214	$12,026,038	397,047	$ 6,741,844
Dividends and other receivables	-	60,469	-	68,013
Total assets		$12,086,507		$ 6,809,857

(a) Number of shares has been adjusted for a four-for-three stock split effected March 15, 2005 and a five-for-four stock split effected March 17, 2004.

The following summarizes the changes in net assets available for benefits during the years ended December 31, 2004, 2003 and 2002 related to nonparticipant-directed investments.

	December 31		
	2004	2003	2002
Net assets available for benefits at beginning of year	$ 6,809,857	$ 3,539,830	$ 1,740,941
Employer contributions	1,468,843	1,137,153	956,113
Interest, dividends, and other income	40,050	41,312	5,304
Net appreciation in fair value	4,107,688	2,205,964	896,019
Terminations and withdrawals	(339,931)	(114,402)	(58,547)
Net assets available for benefits at end of year	$12,086,507	$ 6,809,857	$ 3,539,830

5. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 23, 2004 that the Plan and related trust are designed in accordance with applicable sections of the IRC.

XTO ENERGY INC. EMPLOYEES' 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), DECEMBER 31, 2004
Employer ID# 75-2347769
Plan #001

(a)	(b) and (c) Identity of issuer, borrower, lessor or similar party, including description of investment	Number of units/shares	(d) Cost	(e) Current value
*	PRUDENTIAL INVESTMENTS			
	Mutual Funds:			
	MoneyMart Assets Fund	2,952,660	$ 2,952,660	$ 2,952,660
	Jennison 20/20 Focus Fund	1,441,925	16,439,805	17,966,386
	CAPITAL RESEARCH AND MANAGEMENT			
	Mutual Funds:			
	American Funds American Balanced Fund	1,109,350	17,462,537	19,968,305
	American Funds EuroPacific Growth Fund	174,849	5,539,535	6,229,873
	WELLS FARGO BANK			
	Collective Trust Fund:			
	Stable Value Fund	192,632	6,158,721	6,802,287
*	XTO ENERGY INC. [1]			
	Common Stock	5,485,597	36,233,816	145,560,322
*	CROSS TIMBERS ROYALTY TRUST			
	Units of Beneficial Interest	200,248	3,988,678	7,985,882
*	HUGOTON ROYALTY TRUST			
	Units of Beneficial Interest	105,791	1,915,076	2,771,732
	TOTAL INVESTMENTS		90,690,828	210,237,447
	Participant Loans (5% to 10.5% interest rate)		-	2,560,333
	TOTAL ALL FUNDS		$ 90,690,828	$ 212,797,780

Column (a) - an asterisk (*) in column (a) indicates that the person/entity in column (b) is known to be a party-in-interest.

Columns (b) and (c) include maturity date, interest rate, collateral, par or maturity value, if applicable.

[1] Number of shares has been adjusted for a four-for-three stock split effected March 15, 2005.

This supplemental schedule lists assets as of December 31, 2004, as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

XTO ENERGY INC. EMPLOYEES' 401(k) PLAN

By: XTO Energy Inc.
Plan Administrator

Date: May 31, 2005

By: ______________________
Bob R. Simpson
Chairman of the Board
and Chief Executive Officer

Consent of Independent Registered Public Accounting Firm

The Plan Administrator
XTO Energy Inc. Employees' 401(k):

We consent to the incorporation by reference in the Registration Statements (Nos. 33-55784, 333-68775, 333-37668, 333-81849 and 333-91460) on Form S-8 of XTO Energy Inc. of our report dated May 23, 2005 with respect to the statements of net assets available for benefits of XTO Energy Inc. Employees' 401(k) Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for each of the years in the three year period ended December 31, 2004, and the related supplemental schedule, which report appears in the December 31, 2004 annual report on Form 11-K of XTO Energy Inc. Employees' 401(k) Plan.

KPMG LLP

KPMG LLP

Dallas, Texas
May 31, 2005